Filed pursuant to Rule 433

Registration Statements Nos. 333-183038 and 333-185462

FOR IMMEDIATE RELEASE

April 9, 2013

MEXICO D.F., MEXICO ––

New Notes Offering

The United Mexican States (“Mexico”) announced today the commencement of a global offering for cash (the “New Notes Offering”) of its global medium-term notes, Series A, to be denominated in Euros, due 2023 (the “New Notes”). The total amount of New Notes offered (i) may be increased by any principal amount of New Notes that may be issued and sold to certain tendering holders in the Tender Offer (as described below) but (ii) does not include any principal amount of New Notes to be issued pursuant to the potential Exchange Offer (as described below). BNP Paribas, Deutsche Bank AG, London Branch and HSBC Bank plc will serve as Joint Lead Managers for the New Notes Offering.

The New Notes Offering is being made only by means of a preliminary pricing supplement, a prospectus supplement and accompanying base prospectus. Copies of the preliminary pricing supplement and the related prospectus supplement and prospectus for the New Notes Offering may be obtained by contacting: BNP Paribas, Attention: BNP Paribas Syndicate Desk, 10 Harewood Avenue, London NW1 6AA, United Kingdom, by calling +1-(800) 854-5674 (U.S. toll free); by contacting Deutsche Bank AG, London Branch, Attention: Syndicate Desk, Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom, by calling +1-(800) 503-4611 (U.S. toll free) or by emailing prospectus.CPDG@db.com; or HSBC Bank plc, Attention: Syndicate Desk, 8 Canada Square, London E14 5HQ, United Kingdom.

Application will be made to have the New Notes listed on the Luxembourg Stock Exchange and admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange.

Tender Offer

Mexico also announced today that it has commenced an offer to purchase for cash (the “Tender Offer”) the notes of the series listed in the table below (collectively, the “Old Notes”) in an aggregate principal amount that will not result in an aggregate price to be paid for Old Notes tendered and accepted pursuant to the Tender Offer (the “Aggregate Purchase Price”) that exceeds 75% of the principal amount of New Notes to be issued pursuant to the New Notes Offering, or such other amount as is determined by Mexico in its sole discretion (the “Maximum Purchase Amount”), subject to the terms and conditions contained in the Offer to Purchase, dated April 9, 2013 (the “Offer to Purchase”). The Tender Offer is conditioned upon, among other things, pricing of the New Notes in an amount and on terms and conditions acceptable to Mexico, which is expected today. The Tender Offer is not conditioned upon any minimum participation of any series of Old Notes.

The tender period (the “Tender Period”) will commence at 8:00 a.m., London time, on Tuesday, April 9, 2013 and expire at 4:00 p.m., London time, on the same day. Unless extended or earlier terminated, the settlement of the Tender Offer is scheduled to occur on Monday, April 15, 2013 (the “Tender Offer Settlement Date”). The purchase price to be paid for each €1,000 principal amount of the 2013 Notes (as defined below) tendered and accepted pursuant to the Tender Offer will be €1,007.50. The purchase price to be paid for the 2015 Notes, the 2017 Notes and the 2020 Notes (each as defined below) tendered and accepted pursuant to the Tender Offer will be calculated, in accordance with standard market practice, based on the relative spreads listed in the table below (the “Relative Spreads”), and will be the price per €1,000 principal amount for each such series of Old Notes, that results in a yield as of the Tender Offer Settlement Date to the maturity date of the applicable series equal to the sum of: (i) the Old Notes Benchmark Rate (as defined below) for such series, plus (ii) the result of the New Notes Spread (as defined below) less the applicable Relative Spread for such series. The Old Notes Benchmark Rate means, with respect to a series of the Old Notes, the Interpolated Mid-Swap Rate calculated by the Dealer Managers in accordance with Annex 1 of the Offer to Purchase. The New Notes Spread will be determined by the Dealer Managers and Mexico as part of the pricing of the New Notes Offering. Mexico will determine and announce the price to be paid for each series of the Old Notes at or around 5:00 p.m., London time, on Tuesday, April 9, 2013 or as soon as possible thereafter. Holders of the Old Notes participating in the Tender Offer will also receive any accrued and unpaid interest on their Old Notes up to (but excluding) the Tender Offer Settlement Date.

Old Notes	CUSIP	ISIN	Common Code	Outstanding Aggregate Principal Amount (as of April 8, 2013)	Relative Spread
5.375% Global Notes due 2013 (“2013 Notes”)	91086QAP3	XS0170239932 / US91086QAP37	017023993	€615,000,000	N/A
4.25% Global Notes due 2015 (“2015 Notes”)	—	XS0222076449	022207644	€578,710,000	120 bp
4.25% Global Notes due 2017 (“2017 Notes”)	—	XS0525982657	052598265	€850,000,000	60 bp
5.500% Global Notes due 2020 (“2020 Notes”)	91086QAT5	XS0206170390 / US91086QAT58	020617039	€545,100,000	35 bp

During the Tender Period, a holder of Old Notes may place orders to tender Old Notes (“Tender Orders”) only through any of the Dealer Managers (as defined below). Holders will NOT be able to submit tenders through Euroclear Bank S.A./N.V., Clearstream Banking, société anonyme or the Depository Trust Company (“DTC”). If a holder does not have an account with any Dealer Manager, such holder may do so through its broker, dealer, commercial bank, trust company, other financial institution or other custodian, that it customarily uses. HSBC Bank plc, as the billing and delivering bank for the Tender Offer (in such capacity, the “Billing and Delivering Bank”), will consolidate all Tender Offers, and accept Old Notes for purchase pursuant to the Tender Offer on behalf of Mexico, subject to proration as described in the Offer to Purchase, prior to 7:30 a.m., London time, on Wednesday, April 10, 2013, the business day following the Tender Period. Mexico reserves the right, in its sole discretion, not to accept any or all Tender Orders and to terminate the Tender Offer for any reason. Tender Orders by a holder of each series of Old Notes must be of principal amounts of €100,000 or integral multiples of €1,000 in excess thereof.

To the extent the Aggregate Purchase Price would exceed the Maximum Purchase Amount and proration occurs, preference will be given to Tender Orders submitted by holders who place firm orders for New Notes prior to the pricing of the New Notes Offering (“Preferred Tenders”). Such priority will apply, for each Preferred Tender, with respect to an amount of Tender Orders having a Purchase Price equal to the amount of New Notes ordered by such holder, subject to certain limits.

All Old Notes that are tendered pursuant to Tender Orders placed through a Dealer Manager and are accepted by UMS will be purchased by the Billing and Delivering Bank on behalf of Mexico. There is no letter of transmittal for the Tender Offer. Old Notes held through DTC, must be delivered for settlement no later than 3:00 p.m., London time, on the Tender Offer Settlement Date. Failure to deliver Old Notes on time may result (i) in the cancellation of the relevant holder’s Tender Order and in such holder becoming liable for any damages resulting from that failure and (ii) in the case of Preferred Tenders, cancellation of any allocation of New Notes in the New Notes Offering in respect of a holder’s related order for New Notes. Holders will not have withdrawal rights with respect to any tenders of Old Notes in the Tender Offer. Old Notes accepted for purchase will be settled on a delivery versus payment basis in accordance with customary brokerage practices for corporate fixed income securities (i.e., a “desk to desk” or “broker to broker” trade).

Mexico may, but is not required to, issue and sell New Notes to holders who validly tender their Old Notes pursuant to the Tender Offer and place firm orders for New Notes during the Tender Period (as well as investors that are not participating in the Tender Offer). If Mexico determines to issue and sell New Notes to such holders, such issuance and sale is expected to occur on Monday, April 22, 2013, the scheduled settlement date of the New Notes Offering (the “Offering Settlement Date”). Any New Notes issued to tendering holders in the Tender Offer as described above will be consolidated and form a single series with, and be fully fungible with, the New Notes to be issued and sold pursuant to the New Notes Offering on the Offering Settlement Date.

The Tender Offer is subject to Mexico’s right, at its sole discretion and subject to applicable law, to extend, terminate, withdraw, or amend the Tender Offer at any time. Each of Mexico and the Billing and Delivering Bank and the Dealer Managers reserves the right, in the sole discretion of each of them, not to accept tenders for any reason.

The Offer to Purchase may be downloaded from the Information Agent’s website at http://www.bondcom.com/ums or obtained from the Information Agent, Bondholder Communications Group, in New York, 30 Broad Street, 46th floor, New York, NY 10004 (Tel. +1 212 809 2663) Attention: Monique Santos (e-mail: msantos@bondcom.com), or in London, 28 Throgmorton Street, London EC2N 2AN (Tel. +44 20 7382 4580), or from any of the Dealer Managers.

The Dealer Managers for the Tender Offer are:

BNP Paribas

Attention: Liability Management Group

10 Harewood Avenue,
London NW1 6AA,

United Kingdom

In the United States: +1-(212) 841-3059

+1-(888) 210-4358 (U.S. toll free)

Outside the United States: +(44) 20 7595 8668 (London)

Email: liability.management@bnpparibas.com

Deutsche Bank AG, London Branch

Attention: Liability Management Group

Winchester House

1 Great Winchester Street

London EC2N 2DB

United Kingdom

In the United States: +1-(212) 250-2955
or +1-(866) 627-0391 (U.S. toll free)

Outside the United States: +(44) 20 7545 8011 (London)

Email: liability.management@db.com

HSBC Bank plc

Attention: Global Liability Management Group

8 Canada Square,
London E14 5HQ,
United Kingdom

In the United States: +1-(212) 525-5552

+1-(888) HSBC-4LM (U.S. toll free)

Outside the United States: +(44) 20 7992 6237 (London)

Email: liability.management@hsbcib.com

Questions regarding the Tender Offer may be directed to the Dealer Managers at the above contact.

Potential Exchange Offer

Mexico may, in its sole discretion, commence an offer to exchange any Old Notes that are not validly tendered and accepted in the Tender Offer and certain other series of its debt securities for New Notes (the “Exchange Offer”). If Mexico determines to proceed with the Exchange Offer, Mexico expects that the Exchange Offer would commence on Wednesday, April 10, 2013, expire on Monday, April 15, 2013 and settle on Monday, April 22, 2013, in which it would offer financial terms no better than those received by holders that sold their Old Notes in the Tender Offer and bought New Notes in the New Notes Offering. Any New Notes issued pursuant to the Exchange Offer will be consolidated and form a single series with, and be fully fungible with, the New Notes to be issued and sold pursuant to the New Notes Offering and to certain tendering holders in the Tender Offer on the Offering Settlement Date. The terms and conditions of the Exchange Offer will be contained in an invitation supplement to be filed with the United States Securities and Exchange Commission (the “SEC”). There is no guarantee that Mexico will commence the Exchange Offer as described above at the expected time or at all and, if it is in fact commenced, the Exchange Offer will be subject to Mexico’s right, at its sole discretion and subject to applicable law, to extend, terminate, withdraw, or amend the Exchange Offer at any time.

*                    *                     *

Mexico has filed a registration statement (including the preliminary prospectus supplement, prospectus supplement and the prospectus) with the SEC for the New Notes Offering and the issuance of New Notes. Before you invest, you should read the prospectus in that registration statement and other documents Mexico has filed with the SEC for more complete information about Mexico and such offerings. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, the Joint Lead Managers, the Dealer Managers or the Information Agent, as the case may be, will arrange to send you the preliminary pricing supplement, the prospectus supplement and the prospectus if you request it by calling any one of them at the numbers specified above.

Important Notice

The distribution of materials relating to the New Notes Offering or the Tender Offer and the transactions contemplated by the New Notes Offering and the Tender Offer may be restricted by law in certain jurisdictions. Each of the New Notes Offering and the Tender Offer is void in all jurisdictions where it is prohibited. If materials relating to the New Notes Offering or the Tender Offer come into your possession, you are required by Mexico to inform yourself of and to observe all of these restrictions. The materials relating to the New Notes Offering or the Tender Offer, including this communication, do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the New Notes Offering or the Tender Offer be made by a licensed broker or dealer and a Dealer Manager or any affiliate of a Dealer Manager is a licensed broker or dealer in that jurisdiction, the New Notes Offering or the Tender Offer, as the case may be, shall be deemed to be made by the Dealer Manager or such affiliate on behalf of Mexico in that jurisdiction. Owners who may lawfully participate in the Tender Offer in accordance with the terms thereof are referred to as “holders.”

The New Notes are not and the Exchange Offer will not be authorized for public offering under the Austrian Capital Markets Act (Kapitalmarktgesetz) and no public offers or public sales or invitation to make such an offer may be made. No advertisements may be published and no marketing materials may be made available or distributed in Austria in respect of the New Notes or the Exchange Offer.

The New Notes Offering, the Tender Offer and the potential Exchange Offer do not constitute public offerings within the meaning of Article 3, §2 of the Belgian Law of June 16, 2006 on public offering of securities and admission of securities to trading on a regulated market (the “Prospectus Law”). The Tender Offer does not and the Exchange Offer will not constitute a public offering within the meaning of Article 3, §2 of the Prospectus Law nor pursuant to Articles 3, §1, 1° and 6 of the Belgian Law of April 1, 2007 on takeover bids (the “Takeover Law”). The New Notes Offering and the Tender Offer (and the Exchange Offer, if launched, will be) exclusively conducted under applicable private placement exemptions and has therefore not been, and will not be, notified to, and any other offer material relating to the New Notes Offering (or the Exchange Offer) has not been, and will not be, approved by, the Belgian Financial Services and Markets Authority (Autorité des services et marchés financiers/Autoriteit voor Financiële Diensten en Markten).

The New Notes Offering as well as the New Notes Offering materials (and the Exchange Offer and the Exchange Offer materials) may only be advertised, offered or distributed in any way, directly or indirectly, to any persons located and/or resident in Belgium who qualify as “Qualified Investors” as defined in Article 10, §1 of the Prospectus Law and as referred to in Article 6, §3, 1° of the Takeover Law, and who are acting for their own account, or in other circumstances which do not constitute a public offering in Belgium pursuant to the Prospectus Law and the Takeover Law.

No action has been or will be taken in the Federal Republic of Germany that would permit a public offering of the securities, or distribution of a prospectus or any other offer materials and that, in particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act (Wertpapierprospektgesetz) of June 22, 2005, as amended (the “German Securities Prospectus Act”), has been or will be published within the Federal Republic of Germany.

None of the offer materials related to the New Notes Offering, Tender Offer or Exchange Offer have been approved or registered in the administrative registries of the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores). Consequently, the securities may not be offered in Spain except in circumstances which do not constitute a public offer of securities in Spain within the meaning of Article 30bis of the Spanish Securities Market Law of 28 July 1988 (Ley 24/1988, de 28 de julio, del Mercado de Valores), as amended and restated, and supplemental rules enacted, or otherwise in reliance of an exemption from registration available thereunder.

Neither the communication of this announcement nor any other offer material relating to the New Notes Offering, Tender Offer or potential Exchange Offer has been approved, by an authorized person for the purposes of section 21 of the UK Financial Services and Markets Act 2000. This announcement is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (as so amended, the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Articles 49(2)(a) to (d) of the Order (all such other persons together being referred to as “relevant persons”). Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this announcement or any of its contents.

The New Notes will not be registered in the National Securities Registry maintained by the Mexican National Banking and Securities Commission (“CNBV”) and may not be offered or sold publicly in Mexico. The New Notes may be offered or sold privately in Mexico to qualified and institutional investors, pursuant to the exemption contemplated under Article 8 of the Mexican Securities Market Law. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the New Notes for informational purposes only. Such notice does not certify the solvency of Mexico, the investment quality of the New Notes or that the information contained in this communication or any pricing supplement and the related prospectus supplement and prospectus is accurate or complete. Mexico has prepared this communication and any pricing supplement and the related prospectus supplement and prospectus, and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

Contact information:	Bondholder Communications Group, LLC
Attention: Monique Santos
30 Broad Street, 46th floor
New York, NY 10004
Tel. +1 212 809 2663
msantos@bondcom.com
In the United States: 1-888-385-2663
Outside of the United States: 1-212-809-2663
In London: 28 Throgmorton St., 1st Floor
London EC2N 2AN
Tel: +44 20 7382 4580
website: www.bondcom.com/ums

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.